UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Anthera Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03674U 20 1
(CUSIP Number)

September 6, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,355,593 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,355,593 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,593 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Consists of 6,949 of Series X Preferred Stock (defined in Item 4) convertible into approximately  2,355,593 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes an option to purchase 11,582 shares of Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,539,661 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,539,661 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,661 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Consists of 4,542 of Series X Preferred Stock (defined in Item 4) convertible into approximately 1,539,661 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes an option to purchase 7,570 shares of Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Excludes 1,352 of Series X Preferred Stock (defined in Item 4) convertible into approximately 458,305 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes an option to purchase 2,253 shares of Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Excludes 1,352 of Series X Preferred Stock (defined in Item 4) convertible into approximately 458,305 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes an option to purchase 2,253 shares of Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,582,033 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,582,033 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,582,033 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Consists of 13,517 Series X Preferred Stock (defined in Item 4) convertible into approximately 4,582,033 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation. As such, the Reporting Persons hold additional shares of Series X Preferred Stock convertible into approximately 502,712 shares of Common Stock which are excluded from the table above as a result of the 9.99% limitation.

Excludes an option to purchase an aggregate of 25,000 Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,582,033 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,582,033 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,582,033 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Consists of 13,517 Series X Preferred Stock (defined in Item 4) convertible into approximately 4,582,033 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation. As such, the Reporting Persons hold additional shares of Series X Preferred Stock convertible into approximately 502,712 shares of Common Stock which are excluded from the table above as a result of the 9.99% limitation.

Excludes an option to purchase an aggregate of 25,000 Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,582,033 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,582,033 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,582,033 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Consists of 13,517 Series X Preferred Stock (defined in Item 4) convertible into approximately 4,582,033 shares of Common Stock, assuming a Series X Conversion Price (defined in Item 4) of $2.95. As of the date hereof, the Series X Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series X Preferred Stock by the Reporting Persons. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation. As such, the Reporting Persons hold additional shares of Series X Preferred Stock convertible into approximately 502,712 shares of Common Stock which are excluded from the table above as a result of the 9.99% limitation.

Excludes an option to purchase an aggregate of 25,000 Series X-1 Preferred Stock due to the Beneficial Ownership Limitation (defined in Item 4).

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option (defined in Item 4), Series X-1 Preferred Stock (defined in Item 4), or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

Item 1(a).	Name of Issuer:

Anthera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25801 Industrial Boulevard, Suite B
Hayward, California 94545

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 03674U 20 1

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

03674U 20 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 15,000 shares of Series X Preferred Stock, par value $0.001 per share (the “Series X Preferred Stock”).  The Series X Preferred Stock is convertible into Common Stock at a per share rate of one thousand (1,000) divided by the conversion price of the Series X Preferred Stock (the “Series X Conversion Price”). The Series X Conversion Price will be equal to the lower of: (a) $2.95, the closing price for the Common Stock as reported on NASDAQ on September 6, 2016, or (b) the five-day volume-weighted average price (“VWAP”) of the Issuer’s Common Stock over the five full trading days following the earlier of (1) the date of the Issuer’s initial public announcement of topline and/or efficacy data from the ongoing Chablis-SC1 study or (2) if applicable, the date of the Issuer’s initial public announcement of the suspension (including through the imposition of a clinical hold), abandonment or other termination of the Chablis-SC1 study. Assuming a Series X Conversion Price of $2.95, the Series X Preferred Stock would be convertible into an aggregate of approximately 5,084,745 shares of Common Stock.

CUSIP NO. 03674U 20 1

The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Series X Beneficial Ownership Limitation”). As of the date hereof, the Series X Preferred Stock Beneficial Ownership Limitation described in the prior sentence limits the aggregate conversion by the Reporting Persons to approximately 4,582,033 shares of Common Stock underlying the Series X Preferred Stock, owned by the Reporting Persons in the aggregate.

In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series X Preferred Stock owned by BVF and BVF2 would be fully converted, certain Series X Preferred Stock held in the Partners Managed Account would be partially converted and the remaining Series X Preferred Stock owned by Trading Fund OS would remain unconverted, thereby bringing the Reporting Persons to the aggregate Series X Beneficial Ownership Limitation.

In addition to the Series X Preferred Stock, the Reporting Persons hold approximately 1,271,185 Shares underlying certain warrants (the “Warrants”).  The Warrants will be exercised at a rate of 25% of the number of shares of Common Stock into which the Series X Preferred Stock converts. Each Warrant has an exercise price equal to the Series X Conversion Price, plus a 20% premium, and will be exercisable at any time and from time to time after the date that is six months from the date of issuance, and will expire thirty months from the first date it first becomes exercisable. If the Series X Preferred Stock were convertible into 5,084,745 shares of Common Stock, the Warrants would be exercisable to purchase 1,271,185 shares of Common Stock.

The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Warrant Beneficial Ownership Limitation”).

Due to the Warrant Beneficial Ownership Limitation, in providing beneficial ownership described herein, the Reporting Persons have assumed that no Warrants would be exercised.

In addition to the Series X Preferred Stock and Warrants, the Reporting Persons hold an option to purchase an aggregate of 25,000 shares of Series X-1 Preferred Stock, par value $0.001 per share (the “Series X-1 Preferred Stock” and the option to purchase the Series X-1 Preferred Stock the “Series X-1 Preferred Option”).

The Series X-1 Preferred Stock is convertible into Common Stock at a rate of the lesser of: (i) one thousand (1,000) divided by the product of the Series X Conversion Price and one-hundred and seventy five percent (175%) and (ii) one thousand (1,000) divided by seventy-five percent (75%) of the 5-day VWAP following the public announcement of certain top-line data.

CUSIP NO. 03674U 20 1

The conversion price for the Series X-1 Preferred Stock will be equal to the lower of: (a) 75% of the five-day VWAP of the Issuer’s Common Stock over the five full trading days following the Issuer’s initial public announcement of top-line clinical efficacy and safety data from the Issuer’s ongoing “SOLUTION” clinical study or (b) 175% of the then-applicable conversion price for the Series X Preferred Stock, provided that the conversion price will in no event be lower than $2.95, the closing price for the Common Stock as reported on NASDAQ on September 6, 2016. Without the Beneficial Ownership Limitation (defined below), the 25,000 shares of Series X-1 Preferred Stock is convertible into approximately 4,842,613 shares of Common Stock.

The Series X-1 Option may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Series X-1 Beneficial Ownership Limitation”, together with the “Warrant Beneficial Ownership Limitation” and the “Series X Preferred Stock Beneficial Ownership Limitation” the “Beneficial Ownership Limitation”).

Due to the Series X-1 Beneficial Ownership Limitation, the Reporting Persons have assumed that the Series X-1 Preferred Option would not be converted.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Series X-1 Preferred Option, Series X-1 Preferred Stock, or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the date hereof, (i) BVF beneficially owned approximately 2,355,593 shares of Common Stock issuable upon the conversion of 6,949 shares of Series X Preferred Stock held by it; (ii) BVF2 beneficially owned approximately 1,539,661 shares of Common Stock issuable upon the conversion of 4,542 shares of Series X Preferred Stock held by it, and (iii) Trading Fund OS beneficially owned 0 shares of Common Stock, excluding approximately 458,305 shares of Common Stock issuable upon the conversion of 1,352 shares of Series X Preferred Stock held by it due to the Beneficial Ownership Limitation. In each case, assuming a Series X Conversion Price of $2.95.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own 0 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the approximately 4,582,033 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners Managed Account (the “Partners Managed Account”), including approximately 686,779 shares of Common Stock held in the Partners Managed Account issuable upon the conversion of 2,026 shares of Series X Preferred Stock, and excluding approximately 44,407 shares of Common Stock held in the Partners Managed Account due to the Beneficial Ownership Limitation. In total, the Partners Managed Account holds approximately 731,186 shares of Common Stock issuable upon the conversion of 2,157 shares of Series X Preferred Stock.

CUSIP NO. 03674U 20 1

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,582,033 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,582,033 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 41,285,033 shares of Common Stock outstanding, as disclosed in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission (the “SEC) on September 8, 2016 and (b) 4,582,033 shares of Common Stock that may be acquired, depending on certain events, upon the conversion of certain Series X Preferred Stock held by the Reporting Persons.

As of the date hereof, (i) BVF beneficially owned approximately 5.1% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.3% of the outstanding shares of Common Stock, (iii) Trading Fund OS does not beneficially own any of the outstanding shares of Common Stock (iv) Partners OS does not beneficially own any of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 1.5% of which is held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

CUSIP NO. 03674U 20 1

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2 and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 03674U 20 1

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2016

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President
/s/ Mark N. Lampert
MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President